April 11, 2022

VIA EDGAR AND ELECTRONIC MAIL

Christina Chalk

Senior Special Counsel

Division of Corporation Finance
Office of Mergers & Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	US Foods Holding Corp. (“US Foods” or the “Company”) PREC14A filed by Sachem Head Capital Management, LP, et al. Filed March 17, 2022 File No. 001-37786

Dear Ms. Chalk:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission, dated March 23, 2022 (the “Staff Letter”), with regard to the above-referenced matter. We have reviewed the Staff Letter with Sachem Head Capital Management. LP and the other participants in its solicitation (collectively, “Sachem Head”) and provide the following responses on Sachem Head’s behalf. For ease of reference, the comments in the Staff Letter are reproduced in italicized form below. Terms that are not otherwise defined have the meanings ascribed to them in the Proxy Statement.

Preliminary Proxy Statement filed March 17, 2022

Reasons for the Solicitation, page 12

1.	Revise generally to explain what specific changes your nominees will attempt to institute at the Company, if a majority is elected to the Board.

Sachem Head acknowledges the Staff’s comment and has revised the Proxy Statement to provide that Sachem Head is now seeking to elect only five (5) of its Nominees to the Board at the Annual Meeting, who, if elected, would constitute only a minority of the Board. Please see the cover letter and pages 2, 21 and 31 of the Proxy Statement.

April 11, 2022

We Believe There is a Significant Opportunity for Operational Improvement, page 13

2.	Please explain or provide additional support for the assertion about the projected EBITDA increase in the second sentence here: “In the past, management has indicated that US Foods has a 200 basis point margin gap versus Sysco’s domestic business, and has suggested that approximately 75% of the gap could be closed over time.[2] We believe that this implies an opportunity to increase adjusted EBITDA by approximately $450 million.” Explain in further detail the basis for the $450 million projected increase.

Sachem Head acknowledges the Staff’s comment and has revised the Proxy Statement to explain in further detail the basis for the $450 million projected increase in adjusted EBITDA. Please see page 13 of the Proxy Statement.

3.	In the same paragraph, identify the “market consensus estimates” to which you refer. In addition, quantify the expected increase in margin gaps and explain what specific time period is meant by “in the coming years.”

Sachem Head acknowledges the Staff’s comment and has revised the Proxy Statement to quantify the expected increase in margin gaps and to clarify the time period specified. Please see page 13 of the Proxy Statement.

Under the Company’s Current Leadership, There Has Been Significant Disruption in a Mission- Critical Executive Role and Business Function, page 14

4.	All beliefs and opinions expressed in the proxy statement must be supported by a reasonable basis in fact. Explain the basis for the following opinions included on page 14: “We believe that much of the turnover in the Company’s supply chain organization has been driven by management’s unwillingness to give the supply chain team the authority to implement even the basic steps necessary to make the Company’s operations comparable with its peers, let alone make it a best-in-class operator. We believe this leads to frustration within the executive ranks and explains the frequent departures in this position, as talented executives leave the Company for other opportunities where their skills are more highly valued.”

Sachem Head acknowledges the Staff’s comment and has revised the Proxy Statement to explain that such beliefs are based on Sachem Head’s interviews with former employees of the Company. Please see page 14 of the Proxy Statement.

Votes Required for Approval, page 32

5.	Clarify the reference to abstentions with respect to the election of directors in the last sentence of the first paragraph of this section. Since shareholders are not being provided the opportunity to abstain with respect to the vote on Proposal 1, explain why you reference abstentions here. See Item 21 of Schedule 14A.

April 11, 2022

Sachem Head acknowledges the Staff’s comment and has revised the Proxy Statement to delete the reference to abstentions with respect to Proposal 1. Please see page 33 of the Proxy Statement.

General

6.	Please revise to ensure that all statements of belief or opinion in the proxy statement are clearly characterized as such. Some examples of opinions currently presented as facts include the following:

-	“Under the Company’s Current Leadership, There Has Been Significant Disruption in a Mission-Critical Executive Role and Business Function” (page 14);

-	“These capital allocation missteps have resulted in significant value destruction for common stockholders and is reflected in the continued underperformance of US Foods’ Common Stock relative to its industry peers and the broader indices” (page 17);

-	“The Company ... has set underwhelming goals for the future” (page 17);

-	“This lack of faith in management is reflected in the Company’s industry-low valuation” (page 18); and

-	“For a Company that has repeatedly discussed its commitment to good corporate governance in recent times, it is surprising that the Board has apparently failed to implement two of the most important stockholder rights - the ability to act by written consent and the ability to call a special meeting - both of which are widely considered best-in-class corporate governance practices” (page 19).

These are examples and are not an exhaustive list of the statements that should be recharacterized. Please revise.

Sachem Head acknowledges the Staff’s comment and has revised the Proxy Statement to clearly couch all statement of belief or opinion in the Proxy Statement as such. Please see pages 14 through 20 of the Proxy Statement.

7.	Prominently disclose throughout the proxy statement that since nine directors are being elected by the common shareholders at the annual meeting, but you have only nominated seven individuals, shareholders who vote on your proxy card will be disenfranchised with respect to the remaining two Board seats.

Sachem Head acknowledges the Staff’s comment. Since Sachem Head is now only seeking to nominate five (5) of its Nominees to the Board, it has revised the Proxy Statement to clarify that stockholders who vote on Sachem Head’s proxy card will be able to vote for not only Sachem Head’s five (5) Nominees, but also the candidates who have been nominated by the Company other than five (5) of the Company’s director candidates whom Sachem Head intends to name when filing its definitive proxy statement. Please see the cover letter, pages 2, 21 and 31 of the Proxy Statement and the accompanying proxy card.

April 11, 2022

8.	The following statement on page 2 is confusing, since Sachem is also soliciting proxy votes on the other proposals being voted upon at the annual meeting: “This Proxy Statement is only soliciting proxies to elect the Nominees.” While we recognize that Sachem is not making a recommendation on the other proposals being voted on at the annual meeting, please revise to avoid the implication that the only matter for which you are soliciting proxies is the election of directors.

Sachem Head acknowledges the Staff’s comment and has revised the Proxy Statement to clarify that Sachem Head is soliciting proxies to elect its Nominees among other matters where the Proxy Statement does not reference the proposal with respect to the election of directors specifically. Please see the cover letter, pages 2, 21 and 31 of the Proxy Statement and the accompanying proxy card.

* * * * *

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments. Thank you for your assistance.

Sincerely,

/s/ Ryan P. Nebel

Ryan P. Nebel

cc:	Michael Adamski, Sachem Head Capital Management, LP
Steve Wolosky, Olshan Frome Wolosky LLP